Exhibit 2.1

PRESS RELEASE

FOR IMMEDIATE RELEASE	EAGLE FOOD CENTERS
P.O. Box 6700, Rock Island, Illinois 61204-6700
Executive Offices & Distribution Center
Route 67 & Knoxville Road, Milan, Illinois 61264
Telephone: 309-787-7700/Fax: 309-787-7895

	Contact:	Sitrick and Company
Anita-Marie Hill Laurie
Romelia Martinez
800-323-3143
310-788-2850

Eagle Food Centers Files Voluntary Chapter 11 Petitions

$40 Million in DIP Financing Will Assure Uninterrupted Business Operations

Milan, Il. – April 7, 2003 – Eagle Food Centers, Inc., which owns and operates 61 supermarkets in Illinois and Iowa, announced today that in order to effectuate its restructuring initiatives and provide sufficient liquidity to continue to operate its business, it and four of its wholly-owned subsidiaries have filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code.  To maintain an uninterrupted flow of merchandise to its stores and support ongoing vendor relationships, the company has received commitments for $40 million in debtor-in-possession (DIP) financing from Congress Financial Corporation, which has provided the company’s revolving credit facility since 1995.  The company said that the DIP financing will provide continued funding of obligations to employees and suppliers, as well as other day-to-day operations of the company.

Eagle Chairman, Chief Executive Officer and President Robert J. Kelly said, “Over the past two and a half years, we have made excellent progress in improving and strengthening the operating side of the business. We have significantly reduced corporate overhead and overall operating costs. Unfortunately, our cash constraints have made it increasingly difficult to service the company’s high-yield debt obligations. We will need to make additional sacrifices and create an appropriate capital structure that will enable our company to be competitive in today’s environment.”

Mr. Kelly emphasized that neither the employees nor customers of its retail supermarkets will notice any difference in operations as a result of the filing.  “Daily operations will continue as usual, store hours will remain the same and all aspects of the business will go on as before the Chapter 11 filing.  We expect to pay our employees as we always have and transactions that occur in the ordinary course of business will proceed as usual,” he said.  The company said it also expects that customer programs and policies will remain unchanged.

During the reorganization process, the company will continue negotiations with representatives of its employee labor unions to renew and modify various terms of their collective bargaining agreements. The Company said it will continue to honor existing agreements while negotiations are ongoing. The Company intends to commence negotiations with representations of its note holders on a restructuring of the company’s debt. At the same time, the Company is considering possible sale alternatives.

The competitive retail market place has changed dramatically due to rapid expansion by the major grocery chains and “supercenter” retailers whose lower labor costs and economies of scale enable them to consistently operate more efficiently

 “Quite simply, our size combined with labor costs that are among the highest in our industry makes it difficult to compete with the low-cost operators in our markets. After careful evaluation, management and the board have concluded that to ensure Eagle Food Centers’ continued viability, provide it with greater access to the financial resources necessary to continue, and have the least impact on the jobs of its employees, a reorganization of our company is in the best interests of all of our constituents.  The Chapter 11 process allows time for the company to restructure its debt, negotiate with the unions and to continue day-to-day business activities without interruption,” Mr. Kelly said.

“Looking ahead, we believe that the series of actions begun today will result in a more competitive future for Eagle Food Centers,” Mr. Kelly said.

The company filed its voluntary Chapter 11 petitions in the U.S. Bankruptcy Court for the Northern District of Illinois in Chicago.

Eagle operates 60 Eagle Country Markets and one Bogo’s Food and Deals.  The company employs approximately 3,550 at its stores and its headquarters and central distribution facility in Milan, Illinois.

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This press release includes statements that constitute “forward-looking” statements.  These statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products in the marketplace, the effect of economic conditions, the impact of competitive stores and pricing, availability and costs of inventory, employee costs and availability, the rate of technology change, the cost and uncertain outcomes of pending and unforeseen litigation, the availability and cost of capital including the continued availability of capital under the Company’s revolving line of credit, supply constraints or difficulties, the effect of the Company’s accounting policies, the effect of regulatory and legal developments and other risks detailed in the Company’s Securities and Exchange Commission filings or in materials incorporated therein by reference.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this press release.